

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Jie Li
Chief Financial Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City
Hubei Province, People's Republic of China

> **Re: China Automotive Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 8, 2021**
> **File No. 333-252825**

Dear Jie Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andi Carpenter at 202-551-3645 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing